UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Silvergate Capital Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

82837P408

(CUSIP Number)

November 16, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-l(b)
☒Rule 13d-l(c)
☐Rule 13d-l(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82837P408	13G

1	NAME OF REPORTING PERSON block.one
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,363,186
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,363,186
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,363,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.46% (1)
12	TYPE OF REPORTING PERSON CO

(1)	Based on the quotient obtained by dividing (a) 2,363,186 shares of Class A common stock of the Issuer, par value $0.01 per share (“Common Stock”) (the aggregate amount beneficially owned by the Reporting Peron as set forth in Row 9) by (b) 31,658,603 shares of Common Stock outstanding, based on the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on November 7, 2022 (indicating that 31,658,603 shares of Common Stock were outstanding as of October 31, 2022).

Item l(a). Name of lssuer:

Silvergate Capital Corp.

Item l(b). Address of lssuer’s Principal Executive Offices:

4250 Executive Square, Suite 300
La Jolla, California 92037

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of block.one (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is:

Suite 4290, 48 Market Street

Camana Bay, Grand Cayman

Cayman Island

Item 2(c).	Citizenship:

See Item 4 of the attached cover page.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

82837P408

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution, in accordance with§ 240.13d-l(b)(l)(ii)(J).

(k)	☐ Group in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U .S. institution in accordance with §240. 13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

block.one

By:	/s/ Steve Ellis
Name: Steve Ellis
Title: Chief Financial Officer